

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Thomas Striepe
Chief Financial Officer
SANGUI BIOTECH INTERNATIONAL INC
Bleichenbrücke 9, 20354
Hamburg, Germany

> **Re: SANGUI BIOTECH INTERNATIONAL INC**
> **Form 10-K for the Fiscal Year Ended June 30, 2020**
> **Filed September 30, 2020**
> **File No: 000-29233**

Dear Mr. Striepe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences